BRAG HOUSE HOLDINGS, INC.

45 PARK STREET

MONTCLAIR, NJ 07042

September 4, 2025

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rucha Pandit

Re:	Brag House Holdings, Inc.
Registration Statement on Form S-1
Filed August 11, 2025
File No. 333-289505

Dear Ms. Pandit:

By letter dated August 26, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Brag House Holdings, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Registration Statement on Form S-1 filed on August 11, 2025. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General

1.	Please provide us with a detailed legal analysis as to why the resale offering contemplated by the registration statement should not be categorized as an indirect primary offering. In this regard, we note that:

●	the private placement, under which the securities subject to resale and related transactions were issued and sold to the selling stockholders, closed on July 30, 2025;

●	you are registering for resale up to 32,904,677 shares of common stock while you only had 10,822,588 shares of common stock issued and outstanding as of August 4, 2025; and

●	Brad Morris, through the selling stockholders 420 Investments Group, LP and 420 Investments LLC, holds up to 21,634,246 shares of common stock being registered for resale.

In your response, please also describe the relationship between the company and Brad Morris and whether 420 Investments Group, LP and 420 Investments LLC are involved in the business of underwriting securities. If the selling stockholders are engaged in an indirect primary offering, please revise to identify them as underwriters in the prospectus and set a fixed price for this offering. For guidance, please refer to Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the proposed resale of the shares of the Company’s common stock by the selling stockholders (the “Selling Stockholders”) as contemplated in the Registration Statement is not an indirect primary offering and is appropriately characterized as a secondary offering under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Rule 415(a)(1)(i) provides that securities may be registered for an offering on a continuous or delayed basis in the future provided, among other things, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. With regard to the Registration Statement, neither the Company nor any of its subsidiaries is offering securities under the Registration Statement, nor is the offering being made on behalf of the Company or any of its subsidiaries.

In further consideration of this comment, we have reviewed Compliance and Disclosure Interpretation Question 612.09 (“C&DI 612.09”), including the six enumerated factors contained therein, and offer the following discussion for the Staff’s consideration:

Background

On July 24, 2025, through a bona fide private placement that closed on July 30, 2025, the Company entered into Securities Purchase Agreements with the Selling Stockholders, for a private investment in public equity (the “PIPE Offering”) of 15,000 shares of its Series B Convertible Preferred Stock par value $0.0001 per share (the “Series B Preferred Stock”) convertible into 15,923,567 shares of common stock, par value $0.0001 (the “Common Stock”), at a conversion price of $0.942 per shares of Series B Preferred Stock (the “Preferred Conversion Shares”), and an aggregate of 15,923,567 warrants (the “PIPE Warrants” and, together with the Series B Preferred Stock, the “Securities”) to acquire up to 15,923,567 shares of Common Stock (the “PIPE Warrant Shares”). The purchase price of the Securities was $1,000 per share of Series B Convertible Stock and accompanying 1,061.5711 Warrants to acquire up to 1,061.5711 shares of Common Stock, subject to beneficial ownership limitations set by the holder. The Warrants issued in the PIPE Offering are exercisable immediately upon issuance at an exercise price of $0.817 per share and will expire five years from the date of issuance. The total aggregate gross proceeds of the PIPE Offering was approximately $15 million. The PIPE Offering was effected in reliance upon the exemption from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) and Rule 506 of Regulation D thereunder.

In connection with the PIPE Offering, on July 24, 2025, the Company entered into a Placement Agency Agreement as amended on July 31, 2025 with Revere Securities LLC (the “Placement Agent”), in which the Placement Agent served as the placement agent in the PIPE Offering, and the Company, as part of the compensation payable to the Placement Agent for services provided by the Placement Agent to the Company in the Offering, issued a warrant (the “Placement Agent Warrants”) to purchase an aggregate of 1,057,543 shares of Common Stock (the “Placement Agent Warrant Shares”) at an exercise price of $0.817 per share, subject to certain adjustments.

The Series B Preferred Stock, the PIPE Warrants, and the Placement Agent Warrants are referred to herein as the “Securities.” The Preferred Conversion Shares, the PIPE Warrant Shares, and the Placement Agent Warrant Shares are referred to herein as the “Registration Shares.”

The private placement was conducted pursuant to the Securities Purchase Agreement in which, among other things, the Selling Stockholders made customary investment and private placement representations to the Company, including that each such Selling Stockholder (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was acquiring the Securities for the Selling Stockholder’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and such Selling Stockholder had no intention of selling, granting any participation in, or otherwise distributing the Securities or the Registration Shares, (iii) would not sell or otherwise dispose of any of the Securities or the Registration Shares, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iv) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment, and (v) was able to bear the economic risk of an investment in the Securities and able to afford a complete loss of such investment.

In addition, the Company granted certain customary registration rights to each Selling Stockholder (in connection with the PIPE Offering by virtue of a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Registration Statement was filed.

Factor 1: How Long the Selling Stockholders Have Held the Shares

The Selling Stockholders have held the Securities since July 30, 2025, the closing date of the PIPE Offering under which the Selling Stockholders acquired such Securities. Therefore, as of the date of this letter, the Selling Stockholders will have held the Securities for over a month. The issuance was made in a bona fide private placement exempt from registration under Section 4(2)(a) of the Securities Act. The Selling Stockholders have been subject to the full economic and market risks of their entire investment since the date of the acquisition of the Securities. In addition, the Selling Stockholders acquired the Securities with no assurance that the Registration Shares could be sold in a liquid market. Like other investors in a typical “PIPE” transaction, the Selling Stockholders were immediately at market risk once the Securities were acquired on July 30, 2025. Further, this holding period for the Securities demonstrates that the Selling Stockholders acquired the Securities for investment and do not have intent to distribute the Securities or the Registration Shares on behalf of the Company.

In the Registration Rights Agreement, the Company has covenanted to file a registration statement covering the resale of the Registration Shares and to use its best efforts to cause such Registration Statement to become effective under the Securities Act within approximately two months after the closing date of the PIPE Offering. The Company filed the Registration Statement to perform such obligation under the Registration Rights Agreement. The Company respectfully submits to the Staff that the registration of the Registration Shares for resale as contemplated in the Registration Statement is consistent with a typical “PIPE” transaction, where an issuer is required to file a resale registration statement shortly after closing.

Factor 2: Circumstances under which the Selling Stockholders Acquired the Shares

As described above, the Selling Stockholders acquired the Securities in the PIPE Offering, which was a bona fide private placement transaction conducted pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act.

The Securities Purchase Agreement contained, among other things, customary investment and private placement representations of the Selling Stockholders to the Company. In addition, ten of the thirteen Selling Stockholders have not entered into any underwriting relationships or arrangements with the Company. The other three Selling Stockholders (the Placement Agent, Adam Cavise (an executive at the Placement Agent), and William Moreno (the Executive Chairman of the Placement Agent) and, collectively, the “Revere Selling Stockholders”) are a registered broker-dealer or work for the registered broker-dealer. While the Placement Agent acted as a placement agent for the PIPE Offering, the Revere Selling Stockholders are not acting on behalf of the Company. The Placement Agent received warrants as compensation for its services (equal to less than 3.25% of the Registration Shares) and the other two Revere Selling Stockholders made an investment decision to purchase Registration Shares (equal to a total of less than 2.75% of the Registration Shares).

Further, none of the Selling Stockholders, including the Revere Selling Stockholders, has received or will received any commission or other payment from the Company in connection with the resale of any of its Registration Shares, and the Company will receive no proceeds from the resale of the Registration Shares, if any, by the Selling Stockholders. These circumstances are quite distinct from those involving a primary offering by or on behalf of the Company.

Further, Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would suggest that any such special selling efforts or selling methods (such as investor presentations or road shows) by or on behalf of the Selling Stockholders that have or are currently intended to take place if the Registration Statement is declared effective. In addition, the Company notes that registration is not equivalent to a current intent to distribute. If registration did equate with such a distribution intent, then no private placement transaction could ever occur because the mere fact of subsequent registration would presumably negate an investor’s prior representation of investment intent, which would in turn destroy any private placement exemption.

Factor 3: The Selling Stockholders Relationship to the Company

Based upon information supplied to the Company by the Selling Stockholders, ten of the thirteen Selling Stockholders are private investment funds and individual investors who purchased the Securities for their own accounts and not with a view to resale or distribution. The Revere Selling Stockholders, while a registered broker-dealer or working for the registered broker-dealer, did not receive (in the case of the Placement Agent Warrants) or purchase Securities (in the case of Messrs. Cavise and Moreno) with a view to resale or distribution. The Securities were compensation or purchased as an investment for their own account.

In addition, there are no contractual, legal, or other relationships with any of the Selling Stockholders, including the Revere Selling Stockholders, that would control the timing, nature, and amount of resales of the Registration Shares following the effectiveness of the Registration Statement or even whether the Registration Shares are resold at all under the Registration Statement. Further, as noted above, each of the Selling Stockholders represented to the Company that they were acquiring the Securities for their own accounts and not with a view to resale or distribution.

The registration rights granted to the Selling Stockholders under the Registration Rights Agreement entered into in connection with the PIPE Offering are traditional registration rights and are not indicative of any desire of the Selling Stockholders to sell or distribute the Securities or the Registration Shares on behalf of the Company, or at all. The Selling Stockholders negotiated for the customary registration rights set forth in the Registration Rights Agreement for a variety of business reasons, and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. Further, the Selling Stockholders are responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers they engage to assist in selling any securities, as applicable. To the extent any of the Selling Stockholders sells their Registration Shares, the Selling Stockholders will retain all proceeds from such sales and the Company will not receive any of the proceeds from any resale of the Registration Shares.

The Staff noted that Brad Morris, through the Selling Stockholders, 420 Investment Group, LP and 420 Investments LLC, holds up to 21,634,246 shares of Common Stock being registered for resale. Based on information provided to the Company, it wants to specifically note that 420 Investments Group, LP and 420 Investments LLC are entities who purchased the Securities for the benefit of the partners or members of the entities and not with a view to resale or distribution and such entities are not involved in the business of underwriting securities. Further, based on information provided to the Company, Brad Morris, the co-manager of these entities, is not involved in the business of underwriting securities. In addition, the Company was introduced to Brad Morris and these entities by the Placement Agent and, other than the PIPE Offering, the Company has no relationship to Brad Morris or these entities.

Factor 4: The Amount of Shares Involved

The Company is seeking to register 32,904,677 shares of Common Stock for resale. While the number of shares being registered may remain a factor considered by the Staff in determining whether an offering should be deemed to be a primary or secondary offering, we submit that undue weight on this factor is inconsistent with C&DI 612.09 which, in adherence to the Staff’s prior positions, continues to enumerate six factors for consideration.

We submit that emphasis solely on the number of shares being registered in relation to the shares outstanding or the public float can severely limit a smaller public company’s financing alternatives, which are generally few. The Staff has acknowledged this by accepting, as valid, many secondary offerings where a significant number of shares are being registered but the facts do not otherwise demonstrate that the selling stockholders are acting as conduits for the issuer to effect a primary offering.

Notwithstanding the number of shares being registered, the other factors discussed in this response letter such as the Selling Stockholders’ investment intent and the circumstances under which the Selling Stockholders acquired their Securities support the position that the offering is correctly characterized as a secondary offering. In fact, none of the circumstances of the offering indicate that the Selling Stockholders are reselling the Registration Shares on behalf of the Company. The duration of the Selling Stockholders’ investment in the Securities demonstrates investment intent. The Selling Stockholders did not acquire the Securities under circumstances that would indicate that such persons or entities, including the Revere Selling Stockholders, were receiving compensation from the Company in connection with the resale of the Registration Shares or that the Company had any financial interest in the resale of the Registration Shares. Additionally, as noted above, there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” In light of these circumstances, we submit that the number of Registration Shares being registered for resale should not restrict the Company’s ability to use Rule 415(a)(1)(i) for this offering.

We note further that, even if the number of shares being registered were given disparate weight over the other factors to be considered, we submit that the offering should not raise concerns about a primary offering being made due to the limited trading activity in the Common Stock on most trading days which we expect to limit the ability for the Selling Stockholders to sell the Registration Shares pursuant to the Registration Statement.

Factor 5: Whether the Selling Stockholders are in the Business of Underwriting Securities

As noted above, based upon information supplied to the Company by the Selling Stockholders, the Selling Stockholders are comprised of private investment funds and individual investors. To the Company’s knowledge, ten out of the thirteen of the Selling Stockholders are not in the business of underwriting securities. As additionally explained above, the Staff noted that Brad Morris, through the Selling Stockholders 420 Investment Group, LP and 420 Investments LLC, holds up to 21,634,246 shares of Common Stock being registered for resale. As noted above, these entities purchased the Securities for the benefit of the partners or members of the entities and not with a view to resale or distribution and such entities are not involved in the business of underwriting securities. Further, as noted above, Brad Morris, the co-manager of these entities, is not involved in the business of underwriting securities.

While the Revere Selling Stockholders are a registered broker-dealer or work for the registered broker-dealer, they collectively own less than six percent (6%) of the Registration Shares. While whether the Selling Stockholders are in the business of underwriting securities may remain a factor considered by the Staff in determining whether an offering should be deemed to be a primary or secondary offering, we submit that undue weight on this factor is inconsistent with C&DI 612.09 which, in adherence to the Staff’s prior positions, continues to enumerate six factors for consideration.

Additionally, the issuance of Registration Shares covered by the Registration Statement upon the conversion or exercise, as the case may be, of the Securities acquired by the Selling Stockholders from the Company was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholders’ ability to resell the Registration Shares. The circumstances reflect that the Selling Stockholders made the investment decision to invest in the Company or, in the case of the Placement Agent, received Securities as compensation.

In prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. The Staff also has stated that institutional investors generally should not be deemed to be underwriters with regard to the acquisition of large amounts of securities, provided such securities are acquired in the ordinary course of the investor’s business and that the investor has no arrangement with any person to participate in the distribution of such securities. See, e.g., American Council of Life Insurance, SEC No-Action Letter, publicly available May 10, 1983. Pursuant to the Securities Purchase Agreement, each of the Selling Stockholders represented and warranted that they were acquiring the Securities for the purpose of investment and not with a view towards the sale or distribution thereof within the meaning of the Securities Act. There is no evidence to suggest that any of those representations were false.

Factor 6: Whether under All the Circumstances it Appears that the Selling Stockholders are Acting as Conduits for the Company

As noted above, the Selling Stockholders acquired the Securities convertible or exercisable, as the case may be, into the Registration Shares in a bona fide private placement transaction in which they made customary investment and private placement representations to the Company. Since the closing of the PIPE Offering, the Selling Stockholders have borne the full economic risk of ownership of the Securities purchased and likely will continue to do so for a significant period of time given the limited trading activity in the Common Stock on most trading days.

None of the Selling Stockholders are acting on behalf of the Company with respect to the Registration Shares being registered for resale under the Registration Statement and the Company will receive no portion of the proceeds from any Selling Stockholders’ sale of the Registration Shares. Each Selling Stockholder has represented to the Company that it was acquiring the Securities acquired for its own account and not with a view to or for distributing or reselling the Securities or the Registration Shares in violation of the Securities Act.

The Selling Stockholders are not acting on behalf of the Company with respect to the Registration Shares being registered for resale under the Registration Statement and will receive no commission or other payment from the Company, and the Company will receive no portion of the proceeds from any sales of the Registration Shares

For the reasons described above, we respectfully submit that the Selling Stockholders are not acting as conduits for the Company.

Conclusion

The circumstances of the PIPE Offering do not indicate that the Selling Stockholders are reselling the Registration Shares on behalf of the Company. The Selling Stockholders did not acquire the Securities under circumstances that would indicate that it was receiving compensation from the Company in connection with the resale of the Registration Shares or that the Company had any financial interest in the resale of the Registration Shares. Additionally, there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” In light of these circumstances and the others described herein, we respectfully submit that the Selling Stockholders are not acting as conduits for the Company.

We acknowledge the Staff’s guidance and respectfully submit that, based on the foregoing, the proposed resale of the Registration Shares by the Selling Stockholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Thank you for your assistance in reviewing this filing.

Very truly yours,

/s/ Lavell Juan Malloy, II
Lavell Juan Malloy
Chief Executive Officer